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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934



                           Integral Technologies, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title or Class of Securities)


                                   45810J 10 3
                                 (CUSIP Number)


            January 31, 2000 (Effective date of Issuer's Form 10-SB)
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Cusip No.      45810J 10 3
           ------------------


1.     NAME OF REPORTING PERSON (IRS IDENTIFICATION NO. FOR ENTITIES ONLY):

       William S. Robinson

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a)      [  ]
       (b)      [  ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:

       Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       5. SOLE VOTING POWER: 2,641,223 shares (includes 1,458,533 shares owned, plus 350,000 shares underlying options, plus 832,690 shares issuable upon conversion of Series A Convertible Preferred Stock based upon the average of the high and low bid prices over the ten trading days preceding December 31, 2000).

       6.      SHARED VOTING POWER: 0

       7. SOLE DISPOSITIVE POWER: 2,641,223 shares (includes 1,458,533 shares owned, plus 350,000 shares underlying options, plus 832,690 shares issuable upon conversion of Series A Convertible Preferred Stock based upon the average of the high and low bid prices over the ten trading days preceding December 31, 2000).

       8.      SHARED DISPOSITIVE POWER: 0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       2,641,233 shares (includes 1,458,533 shares owned, plus 350,000 shares underlying options, plus 832,690 shares issuable upon conversion of Series A Convertible Preferred Stock based upon the average of the high and low bid prices over the ten trading days preceding December 31,
       2000).

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.6 %

12.    TYPE OF REPORTING PERSON: IN


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ITEM 1.

         (a)      NAME OF ISSUER:

                  Integral Technologies, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  805 W. Orchard, Suite 3
                  Bellingham, WA  98225

ITEM 2.

         (a)      NAME OF PERSON FILING:

                  William S. Robinson

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  1070 West Pender Street, Suite 3
                  Vancouver, B.C. V6E 2N7  Canada

         (c)      CITIZENSHIP:

                  Canadian

         (d)      TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.001 Par Value

         (e)      CUSIP NUMBER:

                  45810J 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

       (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

       (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

       (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

       (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


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       (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       Not applicable.

ITEM 4. OWNERSHIP See Note (1) below.

WILLIAM S. ROBINSON

(a)      Amount beneficially owned:  (See Note (2) below.)

        (b)      Percent of class: 9.6%

        (c)      Number of shares as to which such person has:

                 (i) Sole power to vote or to direct the vote: 2,641,223 (See Note (2) below.)

                 (ii)     Shared power to vote or to direct the vote: 0

                 (iii)    Sole power to dispose or direct the disposition of:
                          2,641,223 (See Note (2) below.)

                 (iv) Shared power to dispose or to direct the disposition of: 0

Notes

(1) The filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this
      Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) or 13(g) of the Securities Exchange Act of 1934.

(2) 2,641,223 shares (includes 1,458,533 shares owned, plus 350,000 shares underlying options, plus 832,690 shares issuable upon conversion of Series A Convertible Preferred Stock based upon the average of the high and low bid prices over the ten trading days preceding December 31, 2000).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable - this statement is not being filed pursuant to Rule 13d-1(b).



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated this 9th day of February, 2001.


                                              /s/ William Robinson
                                              ----------------------------------
                                              William S. Robinson



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